06011674

ATCO
GROUP

Corporate Office

Telephone: (403) 292-7547
Fax: (403) 292-7623
email: jodene.dutnall@atco.com

February 28, 2006

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, NW
Washington, DC 20549

SUPPL

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- 2005 Annual Information Form
- Consolidated Financial Statements for the year ended December 31, 2005
- Form 52-109F1 - Certification of Annual Filings - CEO
- Form 52-109F1 - Certification of Annual Filings - CFO
- Management's Discussion and Analysis for the year ended December 31, 2005
- News Release dated February 22, 2006
- Notice of meeting and record dates
- Form 13-502F1, Annual Participation fee for Reporting Issuers
- Report on number and value of securities distributed in Quebec
- News Release dated February 9, 2006
- News Release dated February 3, 2006

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Jodene Dutnall
Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Enclosure(s)

FILE NO. 82-34745

ATCO GROUP

News Release

Corporate Head Office: 1500, 909 - 11 Avenue S.W., Calgary, Alberta T2R 1N6 Tel: (403) 292-7500 Fax: (403) 292-7532

February 3, 2006

ATCO Gas Receives Decision on General Rate Application

CALGARY, Alberta – On January 27, 2006, ATCO Gas received a decision on its phase one General Rate Application (GRA) which was filed with the Alberta Energy and Utilities Board (AEUB) in May 2005 for 2005, 2006 and 2007. The decision establishes the amount of revenue ATCO Gas can recover through distribution rates for natural gas distribution service to its customers over the period of 2005 to 2007.

As part of this GRA, on August 28, 2005, ATCO Gas received a decision from the AEUB approving an interim refundable rate increase. The GRA decision has confirmed the revenues from these interim rates for 2005 and, therefore, will not have a material impact on the 2005 earnings of the company.

There will be no immediate impact on the ATCO Gas distribution rates as interim rates will continue until final rates are decided by the AEUB in late 2006 or early 2007.

The GRA decision approved a return on common equity as determined by the AEUB's standardized rate of return methodology. The return on common equity is 9.5% in 2005, 8.93% in 2006, and is yet to be determined for 2007. The impact of the GRA decision for 2006 and 2007 cannot be determined until final rates are decided by the AEUB.

ATCO Gas is part of the ATCO Group of Companies. ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about ATCO Ltd. can be found on its website, www.atco.com.

For more information contact:

K.M. (Karen) Watson
Senior Vice President
& Chief Financial Officer
ATCO Ltd.
(403) 292-7502

S.W. (Siegfried) Kiefer
Managing Director, Utilities
ATCO Ltd.
(403) 292-7652

ATCO GROUP NewsRelease

ATCO LTD. & CANADIAN UTILITIES LIMITED
Corporate Head Office: 1400, 909 -11 Avenue S.W. Calgary, Alberta T2R 1N6 Telephone: (403) 292-7500 Fax: (403) 292-7623

February 9, 2006

ATCO Gas Receives Decision on Supreme Court of Canada Appeal

CALGARY, Alberta – The Supreme Court of Canada today confirmed an earlier Alberta Court of Appeal ruling that ATCO Gas and Pipelines Ltd. is the sole owner of its assets.

"We are pleased to resolve this important point of principle which confirms the utility company's right to the benefits of owning its property," said Nancy Southern, President & Chief Executive Officer, ATCO Ltd. and Canadian Utilities Limited.

In its decision regarding the sale of property owned by the utility, the Supreme Court reiterated the important role of the Alberta Energy & Utilities Board (EUB) to determine fair, equitable and reasonable rates for consumers while balancing the property rights retained by owners, as recognized in a free market economy.

This decision will not impact the 2005 earnings of the company, as the Supreme Court has directed the EUB to issue a new decision in accordance with the Supreme Court's ruling. Net proceeds totaling $4.1 million from the sale of the downtown property owned by ATCO Gas are being held pending EUB approval.

ATCO Gas & Pipelines Ltd. is a wholly owned subsidiary of Canadian Utilities Limited, part of the ATCO Group of Companies. ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about ATCO can be found on its website, www.atco.com.

For more information contact:

N.C. (Nancy) Southern
President & Chief
Executive Officer
ATCO Ltd. and Canadian
Utilities Limited
(403) 292-7561

K.M. (Karen) Watson
Senior Vice President
& Chief Financial Officer
ATCO Ltd. and Canadian
Utilities Limited
(403) 292-7503

CIBC Mellon Global Securities Services Company
CIBC Mellon Trust Company

February 23, 2006

BC Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission
The Office of the Administrator of Securities
- New Brunswick
Registrar of Securities - Prince Edward Island
Alberta Securities Commission
Manitoba Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission
Securities Division - Newfoundland

Dear Sirs:

RE: ATCO Ltd.
<u>Annual and Special Meeting of Shareholders</u>

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual and Special Meeting of Shareholders:

DATE OF MEETING	May 11, 2006
RECORD DATE FOR NOTICE:	March 22, 2006
RECORD DATE FOR VOTING:	March 22, 2006
BENEFICIAL OWNERSHIP DETERMINATION DATE:	March 22, 2006
SECURITIES ENTITLED TO NOTICE:	Class I Non-Voting Class II Voting 5.75% Ser 3 Cum Red Pfd
SECURITIES ENTITLED TO VOTE:	Class I Non Voting Class II Voting 5.75% Ser 3 Cum Red Pfd

Yours truly,

CIBC MELLON TRUST COMPANY

"Signed"

Sandra Evans
Associate Relationship Manager
(403) 232-2416

sandra_evans@cibcmellon.com

cc: Pat Spruin, ATCO Ltd.
CDS & Co.
Judy Power, CIBC Mellon Trust Company

ATCO GROUP News Release

ATCO LTD. & CANADIAN UTILITIES LIMITED
Corporate Head Office: 1400, 909 -11 Avenue S.W. Calgary, Alberta T2R 1N6 Telephone: (403) 292-7500 Fax: (403) 292-7623

February 22, 2006

ATCO LTD. REPORTS INCREASED FOURTH QUARTER EARNINGS

CALGARY, Alberta – **ATCO Ltd. reported increased earnings of $52.2 million ($0.87 per share) for the three months ended December 31, 2005 compared to earnings for the same three months of 2004 of $41.7 million ($0.70 per share).** Earnings for the year ended December 31, 2005 were $149.0 million ($2.49 per share). This results in an increase of $18.1 million over 2004 earnings of $130.9 million ($2.20 per share) excluding the $28.5 million gain from the retail sale by ATCO Gas and ATCO Electric of their energy supply businesses to Direct Energy in 2004.

Financial Summary	**For the Three Months Ended December 31**		**For the Twelve Months Ended December 31**	
	2005	2004	**2005**	2004
	($ Millions except per share data) *(unaudited)*			
Earnings	**52.2**	41.7	**149.0**	159.4
Earnings excluding the retail sale gain	**52.2**	41.7	**149.0**	130.9
Earnings per Class I and II share [1]	**0.87**	0.70	**2.49**	2.68
Earnings per Class I and II share excluding retail sale gain[1]	**0.87**	0.70	**2.49**	2.20
Revenues	**788.5**	716.3	**2,859.6**	3,271.0
Cash flow from operations	**208.9**	182.1	**735.4**	604.3

[1] **Per share numbers have been retroactively restated to reflect two-for-one share split**

Earnings for the three months ended December 31, 2005, increased primarily due to:

- increased business activity in ATCO Structures' operations in Canada and the United States;
- higher earnings in ATCO Power's and ATCO Resources' Alberta generating plants due to higher spark spreads realized on sales in the Alberta market;
- higher storage earnings due to increased storage capacity in ATCO Midstream; and
- impact of an unfavourable one-time tax adjustment in 2004 related to the ATCOR Resources' income tax reassessment.

This increase was partially offset by:

- losses incurred in ATCO Structures' operations in Europe;
- lower volumes, and higher shrinkage and power costs for natural gas liquids extraction in ATCO Midstream; and
- higher costs not recovered in ATCO Gas in 2005. In May 2005, ATCO Gas submitted a General Rate Application with the Alberta Energy & Utilities Board (AEUB) for the 2005, 2006 and 2007 test years. In August 2005, the AEUB approved interim refundable rates which recognized only 28% of the increased operating costs and rate base additions requested in the original application. On January 27, 2006, ATCO Gas received an AEUB decision which did not materially change the earnings based on the 2005 interim rates (the ATCO Gas Decision). The final impact of the decision will not be known until two subsequent regulatory processes are finalized. The negative impact of the ATCO Gas Decision was compounded by 7.8% warmer than normal weather.

Earnings for the twelve months ended December 31, 2005 increased over 2004, excluding the retail sale gain, primarily due to:

- increased business activity in ATCO Structures' operations in Canada and Australia;
- higher storage earnings due to increased storage capacity in ATCO Midstream;
- the impact of the previously announced TXU Europe Settlement in ATCO Power; and
- impact of an unfavourable one-time tax adjustment in 2004 related to the ATCOR Resources' income tax reassessment.

This increase was partially offset by:

- losses incurred in ATCO Structures' operations in Europe;
- increased share appreciation rights expense due to higher share prices;
- lower volumes, and higher shrinkage and power costs for natural gas liquids extraction in ATCO Midstream;
- the impact of the ATCO Gas decision; and
- warmer temperatures in ATCO Gas.

Revenues for the three months ended December 31, 2005, increased primarily due to:

- increased business activity in ATCO Structures' operations in Canada, the United States and South America; and
- higher revenues in ATCO Power's and ATCO Resources' Alberta generating plants due to higher Alberta Power Pool prices.

This increase was partially offset by lower business activity in ATCO Structures' operations in Europe.

Revenues for the twelve months ended December 31, 2005, decreased primarily due to Direct Energy assuming responsibility for selling natural gas and electricity to customers since the completion of the retail sale in the second quarter of 2004.

Cash flow from operations for the three months ended December 31, 2005, increased primarily due to higher earnings.

Cash flow from operations for the twelve months ended December 31, 2005, increased primarily due to higher earnings and the impact of the TXU Europe Settlement in ATCO Power.

Other Recent Highlights include:

- ATCO Structures was awarded a contract to build and install the workforce housing for the De Beers Victor Diamond Mine located in northern Ontario.
- ATCO Structures announced it will expand its manufacturing facilities in the United States at a 140,000 – square foot plant in Wichita Falls, Texas.
- On January 19, 2006, the Board of Directors of ATCO Ltd. declared a first quarter dividend of 20.5 cents per Class I Non-Voting and Class II Voting share, a 7.9% increase over the 19.0 cents paid in the previous quarter. ATCO Ltd. has increased its common share dividend each year for the last 13 years.

ATCO Ltd.'s consolidated financial statements and management's discussion and analysis of financial condition and results of operations for the three and twelve months ended December 31, 2005, are now available on ATCO Ltd.'s website (www.atco.com) or via SEDAR (www.sedar.com) or can be requested from the company.

The consolidated financial statements and management's discussion and analysis of financial condition and results of operations will be mailed to those share owners who have requested such information on or about March 30, 2006.

ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about ATCO can be found on its website, www.atco.com.

For further information, please contact:
K.M. (Karen) Watson
Senior Vice President &
Chief Financial Officer
ATCO Ltd.
(403) 292-7502

FILE NO. 82-34745

Form 52-109F1 - Certification of Annual Filings

I, Karen M. Watson, Senior Vice President & Chief Financial Officer of ATCO Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **ATCO Ltd.** (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: February 22, 2006

[original signed by K.M. Watson]

Senior Vice President & Chief Financial Officer